CliqRex

CliqRex is a free app designed to disrupt the bots and algorithms serving up impersonal and unreliable opinions on "What You Like." CliqRex is fun, cheeky, and social, fueled by people-powered recommendations [REX] for any product from our most trusted source - our community of friends [CLIQ].


CLIQREX
People-Powered Recommendations

Invest

$99 minimum investment

DEADLINE: November 1, 2023

in 2 months

SHARE PRICE

$0.50

TOTAL RAISED

$119,793

VALUATION

$4,800,000

4(a)(6) offering provided by Netcapital Funding Portal Inc.

Pitch   Updates   Discussion

INTRODUCTION

CliqRex is an innovative free app that provides users with a digital platform to enhance and instantly apply what we already do IRL - have fun talking to our friends about what we like. With CliqRex, you save time doom-scrolling through endless options or relying on poor matches served up by algorithms. The app puts the power of your friends' recommendations on your device, helps you form deeper connections with those friends through shared interests and consumption, and expands your world by discovering new people who share your tastes.

CliqRex also has a clear social impact mission built into its DNA. Science has suggested that the Mighty Rex loved love and that those short rex arms were used for intimate close hugs. CliqRex puts this into action using the proprietary C.A.R.E.S of Social Well-Being in the digital world to empower users to share, develop, and sustain meaningful relationships with others.

THE PROBLEM

People Struggle to Choose Between Too Many Entertainment Options

The number of streaming platforms has passed 300 in the U.S., more than doubled since 2014. 78% of the U.S. population uses one or more of the top streaming services: Netflix, AmazonPrime, and Hulu.



Consumers feel overwhelmed by the proliferation of streaming platforms and entertainment options; there are 5,800 content titles on Netflix alone. As the digital entertainment world explodes into thousands of streaming services and apps, we are all desperately seeking guidance on where to find entertainment that we would enjoy. According to a 2021 study by Horowitz Research:

- *50% of TV content viewers think there are too many streaming services*
- *49% believe that "it's hard to know what shows are on which streaming services"*
- *44% say they "often have a hard time finding something to watch"*
- *39% of people still "have a difficult time trying to decide what to watch next"*

Searching for "What To Watch"


Me after watching 10 minutes of something on Netflix that took me an hour to choose.
CLIQREX

Many People Turn to Google for Help. The #1 Google global search question in 2021 was "What to Watch?" leaving people to rely on generic lists and impersonal algorithms.


Google
Google's #1 Search Question in 2021
what to watch?
7.5 Million people worldwide asked Google "what to watch" in 2021*
*Source: SEMRush 2021

Negative Impact of Social Media

According to the American Psychiatric Association, more than one-third of American adults view social media as harmful to their mental health. Two-thirds of respondents believe that social media usage is related to social isolation and loneliness.


Is Social Media Good For Your Mental Health?
Not Sure 12%
Positive Effects 5%
Harmful Effects 38%
Both Positive & Negative 45%
Source: American Psychiatric Association
https://bit.ly/2KC2wLV

OUR SOLUTION

People-Powered Recommendations


08:54
CLIQREX
Explore AppRex
The Wheel of Time
Amazon Prime Video
TV-MA
7.796
Sci-Fi & Fantasy
Drama
in progress
The Last Kingdom
Netflix
TV-MA
The Rex
CliqRex is a free app to share, organize, and store recommendations
from your community of friends, not robots,
to empower your choices for movies, TV, podcasts.
And much more to come...
People-Powered Recommendations

CLIQ | We Trust Our People

We KNOW our people, we TRUST our people, our CLIQ, so why rely on impersonal algorithms? Most people believe they get the best advice and recommendations [REX] from their friends and family. That's why we're constantly talking to our friends about what they're watching or a podcast that they would love.


Who Do People Trust For Recommendations
FRIENDS & FAMILY
other people
ALGORITHMS
50%
25%
0
Close Friends
Family
Social Media Users
Co-workers
Acquaintances
Critics
Celebrities or influencers
Algorithms

Source: OnePoll on behalf of Element Electronics

At launch, the MVP is a micro-social tool for sharing TV shows, movies, podcasts, and books. Each user forms or is invited to join a CLIQ of trusted friends and family functioning as a micro-social community. CliqRex doesn't just want to leverage those relationships; we want to deepen existing relationships with connections across shared interests.

REX IT | Mighty People-Powered Recommendations

CliqRex harvests the power of your people and puts it to work when and where you need it.

No more desperate google searches for "what to watch," relying on recommendations served up by a faceless algorithm based on aggregate data, or wasting time on something that's not for you.

Each user can view or share recommendations, or REX, from their Cliq for what's good in TV, movies, podcasts, and books, providing trustworthy guidance in the chaos of digital entertainment. They can build multimedia lists, rate and comment on all sorts of entertainment products, comment on other peoples' rex, and share whether they are currently watching/ listening/reading/consuming or they've finished.

We want REX to become the new verb - Love it? REX IT.


What show did my friend tell me to watch?
Which podcast?
How do I stop doomscrolling?
08:49
CLIQREX
My Profile
James O'Loughlin
@jimmy
edit
In Progress
More
Up Next
More
Custom Folders
New Folder
James n Dara
My Stuff
What network was it on?
What was I watching?
Who gives me the best recs?

REX FLEX | People-Powered Recommendations for …. Anything

We're starting with entertainment, but the REX engine has the versatility to apply to music, games, beer, wine, and a range of other products. The REX Engine is a product agnostic algorithm, meaning the CliqRex app can be applied to any product category where users would value the recommendations of friends and family cliqs in their decision-making.

CLIQREX CARES | Tiny Rex Arm Hugs for Well-Being

We believe that people are happiest when they have fulfilling human connections in real life. CliqRex is dedicated to enhancing the social well-being of its users by empowering them to share, develop, and sustain meaningful relationships with others.

CliqRex provides "nudges" to users to take a break for mindfulness activities or exercise, to sync their consumption with others and connect in real life to share their opinions, to forge deeper connections among friends with newly-discovered shared interests, and much more.

Ensuring that CliqRex is a positive and healthy experience is integral to the CliqRex DNA. CliqRex CARES© applies the proprietary C.A.R.E.S. model of Social Well-Being©, which draws on scientific research to suggest that all humans need to feel a positive sense of community, agency, recognition, equity, and security to flourish socially. Perceived threats to any of these social needs lead to social languishing.


Community
Agency
Recognition
Equity
Security
CliqRex C.A.R.E.S.
CLIQREX is designed to be a source of positivity, connection, and entertainment to empower our entertainment decisions and enrich our lives. Protecting and enhancing users' Social WellBeing is integral to the CLIQREX DNA. CLIQREX is the first digital product to apply the innovative C.A.R.E.S. Model of Social WellBeing through
C.A.R.E.S. SCORE
48
C A R E S
Social WellBeing
The sharing, developing, and sustaining of meaningful relationships with others.
This allows people to feel authentic and valued, and provides a sense of connectedness and belonging
ReTHINK LAB

CliqRex is designed to optimize all five dimensions of the CARES model to produce social flourishing among users. We plan to continuously measure how well the app is performing on each dimension. We aim to encourage users' collaboration in creating an environment where people log off feeling better than when they logged on.

CLIQMETER™ | Cliq with New People To Enrich Your World

With our patent-pending technology (#63/342491), we may even help users discover new people with whom they might want to "Cliq" based on their mutual "Rex". Imagine connecting easily with someone outside of your day-to-day world who consistently shares your tastes across a diverse array of products.


CliqMeter™
powered by our patent pending Affinity Engine*
Sam
100% Affinity
Steve
75% Affinity
Toni
44% Affinity
Quickly see how much you have in common with another user by glancing at their CliqMeter™.
58% Affinity
Cindy
Sam
CliqMeter™
*PATENT PENDING

The CliqMeter™ uses an affinity engine [patent pending #63/342491] that provides each user with a multidimensional measure of shared tastes with other users. The CliqMeter™ is a visual and numeric indicator of how closely other app users match their tastes across all app recommendation categories. The CliqMeter™ is based on TV, movies, podcasts, and books to start and plans to gain matching power as more recommendation categories are added to the app.

In this world of social media bubbles and echo chambers, CliqRex aims to empower users to reach beyond confining demographics, geographies, and divisive politics to cliq with other users based on similar tastes across shared interests.

The CliqMeter™ has massive potential for bursting those insular social media bubbles, finding allies, or even online dating...has massive potential for bursting those insular social media bubbles, finding allies, or even online dating...


09:41
Ted Lasso
TV-MA
8.6
N/A
N/A
Ted Lasso, an American football coach, moves to England when he's hired to manage a soccer team—despite having no experience. With cynical players and a doubtful town, will he get them to see the Ted Lasso Way?
Release Date:
Genres
Comedy


CLIQREX
Sharing
Share recommendations
with your friends and family.

REVENUE STREAMS

CliqRex is a free app with the financial sustainability of four revenue streams:

- Ad Revenue: Ads may be embedded directly in the app and site.
- Sponsorships: Companies may pay to advertise on CliqRex.
- Affiliate Partnerships: Content producers may partner with CliqRex to promote programming and connect directly to consume content on affiliate partner platforms.
- Premium subscriptions: Users may opt out of third-party ads with a premium subscription

Please contact the CliqRex team to learn more about our revenue model.

BUSINESS FOR GROWTH AND GOOD

CliqRex is a Delaware Public Benefit Corp [PBC] seeking B Corp status created for business growth and social impact.

THE MARKET OPPORTUNITY

- $192B social media market in 2019, expected to reach $939B by 2026.
- The global app market size is expected to reach $407B by 2026.
- Video streaming market is expected to reach $1,690.35 billion by 2029.

THE COMPETITION

Competitors focus solely on the entertainment industry - and use impersonal algorithms and crowdsourcing. CliqRex focuses on the user and their CLIQ - and the power of their REX in the user's life whenever they need it.

SWOT'S ALREADY OUT THERE?

COMPETITION	STRENGTHS	WEAKNESSES	OPPORTUNITIES	THREATS
QUEUE *What and where to watch* Launched 2021	Queue shows where movies or TV show are streaming. You can also keep track of everything you've watched. Searches contact list to find friends already using the app.	Can only provide recommendations and information on movies and TV shows. Doesn't measure affinity, Doesn't fully leverage Web 3.0	Provide recommendations for more than movies and TV. Leverage affinity and sharing aspects of social media. Leverage Web 3.0 for personal and social rewards.	No focus on social connection beyond recommendations No social impact dimension Can be easily replaced by apps that provide recommendation across broader array of products. Lack of transparency in algorithm,
LIKEWISE *Movie TV, Book Recs* Launched 2018	Provides recommendations for TV, movies, podcasts and books. Likewise TV allows integration of streaming services. Backed by Bill Gates funding.	Recommendations provided by impersonal algorithms. Annoyingly frequent emails promoting recommendations from non-existent friends on the app. Lack of transparency on source of recommendations.	Large user base that may be unaware of better alternatives. Partnership with Simon and Schuster on books.	Lack of transparency in algorithm that measures similar tastes, No social impact dimension No clear differentiation over existing data-driven recommendation systems.
TRAKT *Track shows that you watch* Launched 2012	Large user base. Trakt also does movies Simple interface to use as a benchmark for CliqRex. Release Calendar is very nice system.	Trakt does not have the user-centric approach. Only provides recommendations on movies and TV From a branding perspective the name implies TV.	Trakt.tv could add books, games, etc... but the name implies TV.	No focus on social connection beyond recommendations No social impact dimension Competitors have algorithms that can be applied beyond TV. and movies Brand name limits application.
LETTERBOXD *Social film-sharing app* Launched 2011	Letterboxd organizes movies by New, Popular, Curated Lists from a movie discovery perspective, 100s of thousands of users	Letterboxd ONLY does movies. Letterboxd recommendation engine is based on new, trending, movie critics, etc...	If Letterboxd decides to include TV shows, it could provide large user base with basic method of organizing TV info and recommendations.	Reliance on experts rather than peers lacks credibility and personalization, Limited to Movies only.

The graphic above was created by CliqRex.

The competition comes across as impersonal, data-driven, and sometimes intrusive, leaving a clear market space for CliqRex to use digital technology to embrace the potential of human connection, empower consumer decision-making, and form meaningful community around shared interests.


Recommendations
from Personal Friends
CLIQREX
LIKE
WISE
queue
Cold Bots
and Algorithms
Warm Hugs
and Friends
TRAKT
JustWatch
Letter
-boxd
hulu
NETFLIX
Recommendations
from Impersonal Algorithms

The graphic above was created by CliqRex.

SUCCESS TO DATE

The Tech Foundation Has Been Built: The foundation of the app and the supporting website is 90% built. The MVP version of the app is currently in public beta on iOS and Android with plans for market launch in Q4 2022.

Business in Order: We just received our trademark and have begun working on our patent-pending tech app (#63/342491). Delaware Certificate of Incorporation Public Benefit.

Strong Leadership: Leadership team has been purposefully formed to represent a diversity of expertise, identity, and perspectives that are often lacking in tech and provides a clear competitive advantage.



TEAM

Collectively, the team has:

- Experience leading organizations through multiple exits
- Over 200 years of creating and delivering tech solutions
- Experience with go-to-market strategy and product launches
- Expertise in protecting and enhancing consumer wellbeing, especially among marginalized communities



James O'Loughlin

CEO

James has always been intrigued by technology and has been at the forefront of utilizing it since a young age. He started programming on Apple][e in the late 1970s and wrote a grade-keeping program for his high school teachers at age 14. He joined the Army in 1989 and repaired missile guidance systems. He then set up and ran multi-line bulletin board systems in the early 1990s. Also during this time, while attending Miami University, he set up the university's computer networking system for faculty and students. In the early 2000s, he worked as a developer and created a CMS (content management system) for hundreds of clients. He was promoted to Vice President and helped grow the business into a full-service digital agency. After 20 years there, he started up Pixaura as co-founder and CEO, and has grown the business to 20 employees in 3 years. For the last 5+ years, he has been honing his craft by teaching UI/UX at the University of Cincinnati and The Art Academy of Cincinnati. James was also an early adopter of cryptocurrencies and started mining Bitcoins in 2011. He thought Bitcoin was the most exciting technology he had encountered until he and his wife, Dara, created CliqRex.

Outside of technology, James was the president of Team Hungry Cycling, Cincinnati's largest cycling team, for ten years. He has completed multiple 100-mile mountain bike races, triathlons, and what is deemed the most difficult gravel bike race in the country, a 200-mile race across Kansas. The challenge of completing an ultra-endurance race requires training, technology (bike), tools, nutrition, and, most importantly, the perseverance to finish in the face of what sometimes feels like an insurmountable obstacle. James has the drive to see projects, goals, and dreams to completion.

Creator, Developer, and Strategic Community Builder

. . .. :: { Apple][-> C=64 -> Amiga -> BBS -> VAX -> digital marketing -> Crypto -> CEO at Pixaura Digital LLC. the agency building and marketing CliqRex Inc. } :: ... .. .



Pete Mastin

COO

Pete has led multiple companies to various exits. He has worked as an SVP or C-level executive for public companies and startups. Pete is passionate about making the Internet better (because there is a lot to improve), as well as learning and development (L&D). He enjoys exploring new use cases for video that improve the human condition.

Pete enjoys speaking at conferences such as NAB (National Association of Broadcasters), Streaming Media, The CDN/Cloud World Conference (Hong Kong), Velocity, Content Delivery Summit, Digital Hollywood and Interop (among others).

He participated in projects with the Department of Artificial Intelligence at the University of Georgia developing software for evaluating logics.

Interest: AI, Interactive Moving Pictures (video), AR/VR, Content Delivery Networks, Business Strategy, Media, Streaming, Knowledge Engineering, Architecture, Leadership, People, Motivation

Pete has an undergraduate and masters degree from the University of Georgia. Go Dogs.



Gillian Oakenfull

CMO

Gillian Oakenfull earned her Ph.D. in Marketing from the University of Houston in 1998. She is the owner of ReThink Lab, a brand-consultancy focused on providing organizations with a different take on diversity, equity, and inclusion that captures the whole consumer and employee through a cultural lens, leading to an outcome beyond inclusion, and providing impact for both growth and good, internally within the organization and externally in the marketplace. She is also an LGBTQ+ Brand-Building Consultant for Procter and Gamble.

She has been a member of the faculty of the Farmer School of Business, Miami University since 1998, currently appointed as Professor of Marketing. She recently established the Center for Kickglass Change (@KickglassM) to create social change through Awareness, Agency, and Advancement in education. She led the curricular design of the Farmer School's innovative integrated curriculum for first-year students. Based on her BQ model of Future Work Skills, the integrated curriculum provides students with technical and soft skills required to succeed in a complex business environment driven by globalization, diversity, and technology. She developed the proprietary C.A.R.E.S. Model of WellBeing that captures the key drivers of social, psychological, and emotional wellbeing. She also developed an innovative approach to marketing to a culturally diverse consumer group called the CQMKT process that leverages cultural intelligence, or adaptability to difference. The process bakes in cultural awareness, cultural knowledge, and empathy-driven insights to better inform go-to-market strategies and market activation.

Gillian is a contributing writer to Forbes.com with a column on Cultural Leadership in a VUCA World. Her research focuses on three areas of expertise (i) social identity and marketing to underrepresented consumers, (ii) measuring brand meaning and brand management, and (iii) work skill development in an organizational setting. Her research has been published in top quality academic journals in both business and the social sciences. These include the Journal of Business Research, the Journal of Advertising Research, the Journal of Public Policy and Marketing, Psychology and Marketing, and Business and Society Review.

Dr. Oakenfull is a HBDI® Certified Practitioner, a CQ® Certified Facilitator and Trainer, a Belbin® Team Role Accredited Practitioner, an ICAgile® Certified Professional, and is certified in the Kepner-Tregoe Decision-making and Problem-solving method. She has won numerous national and international teaching and service awards including being named a national finalist in the 2012 US Professor of the Year award program sponsored by the Carnegie Foundation and the Council for Advancement and Support of Education and being named Carnegie Foundation for the Advancement of Teaching Ohio Professor of the Year.



Dara O'Loughlin

Co-founder, CXO

Dara is committed to the crafting of meaningful and transformative experiences for others. She has put her heart into developing curricula and teaching coursework in art, technology, and yoga that empowers and enhances lives; and she has worked together with her husband, James, on creative problem-solving adventures in the pursuit of enhancing the life of their profoundly brain-injured son.

Dara was trained as both an artist and educator at Miami University, where she met James and received her BFA and BS in Art Education. Dara and James have successfully worked together professionally in several places. First, it was at a small elementary school in College Corner, OH where she taught art and James was the "tech guy." Then, they worked together at a marketing firm in Cincinnati, OH. There, she piloted an exciting new Technologist in Residence program that brought much appreciated one-on-one technology education to teachers in Cincinnati Public Schools while James was programming and designing. The program expanded with Dara leading other TIRs to share technology that enhanced teachers' and students' lives.

It was during her position as a Technologist In Residence that her career had to shift, as she gave birth to a child who would provide James and Dara the most challenging problem-solving opportunities of their lives. Their son, Emmett, suffered a detrimental lack of oxygen at birth, and now at age 18 is still unable to walk, sit, speak, or even use his hands - though his smile lights up every living soul. Identifying his needs and enhancing his life experiences have required enormous creative problem solving and teamwork. There is something magical about James and Dara working together, whether it's starting a business, raising their three incredible children, or converting a shuttle bus to a medically supportive recreational vehicle for their family to be able to travel with their son, transformational ideas translate into action, done in a meaningful and beautiful way.

Her talented partner in ReThink Lab is her wife with whom she is raising three sons. They have known James and Dara for ten fun-filled years as their sons are part of the same soccer-playing, PS4-loving, life-affirming clique. She is a citizen of Ireland, the United Kingdom, and the United States. She's a former NCAA Division I student-athlete in three sports [tennis, cross-country, and indoor track] who flirted with the pro tennis circuit, ran a few marathons, and still loves the feel of a well-struck ball off the racket.



Timur Akilov

Co-founder, CFO
Treasurer & Secretary

Timur has been working in the software and IT field since 1999, when he started as a software developer at Computer Associates, one of the leading software companies. His dedication and drive for success have earned him much trust and respect among his colleagues. After Computer Associates, Timur co-founded, led or took part in many interesting software, marketing, investment as well as real estate projects.

In 1992, at the age of 15, having immigrated to the United States from the former Soviet Union, Timur started 10th grade at Forest Hills High School in New York. Without prior knowledge of the English language, by working very hard, Timur managed to significantly excel in his studies. Timur holds a B.S. degree in Computer Science from the City University of New York with a minor in Economics. At the University, he was a recipient of the prestigious United Federation of Teachers Scholarship. In 1999, he graduated with Cum Laude honors, the Dean's List Award and membership in the Golden Key National Honor Society. In addition to his love for technology, Timur also possesses a great sense of business management and finance that have helped him succeed in many of his endeavors throughout the years. In 2015, he co-founded ETI Empire Holdings, a holding company that took part in interesting and lucrative technology and real estate projects. In 2019, Timur founded Alpha Citadel Ventures, a company that promotes innovation and helps startups with their growth strategy and planning. Most recently, Timur joined with James O'Loughlin to start Pixaura Digital, a very successful agency dedicated to customizing strategies for its clients. In his spare time, you can find Timur practicing martial arts and playing tennis, soccer or basketball with his children.



Bob Roman

CTO

With over 20 years of experience in digital marketing, Bob has always been associated with delivering engaging experiences and technical insight across multiple industry verticals and delivering against diverse objectives. For the last 18 years as Founder & CEO of FIREANT STUDIO, Inc., he has strategized and created interactive solutions for global non-profits, organizations focused on underserved communities, higher-education, environmental impact groups and social issues from crisis support to inclusive peer mentoring. Bob possesses a strong passion and desire to create engaging, interactive, rich-media experiences that provide high value at all touch points throughout the digital lifecycle. He embraces the challenges of usability and inclusivity that exists in the increasingly device accessible data-driven world and throughout his career has focused on providing clarity from complexity. He has worked for a variety of clients ranging from Internet 2, American Express, TD Ameritrade, Aurora Economic Development Council, Rocky Mountain Institute, Expanding the Bench, Colorado Health Network to the World Wildlife Fund. His diverse experience enables him to ensure the core organizational values and goals are accurately reflected throughout all digital points of engagement within the user experience ecosystem.

USE OF PROCEEDS

If the offering's maximum amount of $1,050,000 is raised:

Use	Value	% of Proceeds
Salaries	$149,783	14.3%
Marketing	$409,405	39.0%
Technology & Product Development	$199,710	19.0%
Accounting	$29,956	2.9%
Administrative	$109,841	10.5%
Legal	$99,855	9.5%
Intermediary fees	$51,450	4.9%

TERMS

This is an offering of Class C Voting Common Stock, under registration exemption 4(a)(6), in CliqRex Inc. . This offering must raise at least $10,000 by November 1, 2023 at 9:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. CliqRex may issue additional securities to raise up to $1,050,000, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

11,700,000 shares
× $0.50 per share

$5,850,000 implied valuation

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on June 29, 2022
- Form C/A on July 5, 2022
- Form C/A on August 25, 2022
- Form C/A on October 27, 2022
- Form C/A on March 31, 2023
- Form C/A on May 11, 2023
- Form C/A on June 23, 2023

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn
- Twitter
- Facebook

UPDATES

Jun 23, 2023 — Filed Form C/A

May 11, 2023 — Filed Form C/A

Mar 31, 2023 — Filed Form C/A

Mar 29, 2023 — The latest version of the app moves us from...

Jan 20, 2023 — ### $100K RAISED Special thanks to everyone...

Oct 27, 2022 — Filed Form C/A

Aug 25, 2022 — Filed Form C/A

Aug 6, 2022 — # CliqRex Updates It's been a while since...

Jul 5, 2022 — # AN ORIGIN STORY For years and years, I would...

Jun 29, 2022 — Primary offering of 2,100,000 shares at $0.50

Jun 29, 2022 — Filed Form C

Jul 5, 2022 — Filed Form C/A

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